333-174478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

CREDIT SUISSE GROUP AG
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Switzerland
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Credit Suite First Boston (USA) Inc.
Eleven Madison Avenue, New York, New York 10010
(212) 325-2000
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing        ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one share of Credit Suisse Group AG	N/A	N/A	N/A	N/A

*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The Prospectus consists of the form of American Depositary Receipt ("Receipt") included as Exhibit A to the Deposit Agreement, as amended by the Second Amendment to the Deposit Agreement (each as defined below) and filed herewith as Exhibit (a)(3) and incorporated by reference herein.

PART I
INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name and address of depositary		Introductory Article

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles number 14, 15, 17 and 18

	(iii)	The collection and distribution of dividends	Articles number 6, 13, 14, 17 and 18

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles number 12, 14, 15, 16, 17 and 18

	(v)	The sale or exercise of rights	Articles number 13, 14, 17 and 18

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 13, 14, 16, 17 and 18

	(vii)	Amendment, extension or termination of the deposit	Articles number 20 and 21

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 12

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 4, 6, 8 and 23

	(x)	Limitation upon the liability of the depositary	Articles number 13, 17, 18, 19 and 21

3.	Fees and Charges		Articles number 9 and 23

Item 2.  AVAILABLE INFORMATION

Public reports furnished by issuer	Article number 12

Credit Suisse Group AG (the "Company") is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the United States Securities and Exchange Commission (the “Commission”).  These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement among the Company, Deutsche Bank Trust Company Americas as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"). Previously filed as an Exhibit to Registration Statement No. 333-13926 which is incorporated herein by reference.

(a)(2)	Form of First Amendment to the Deposit Agreement. Previously filed as an Exhibit to Post-Effective Amendment No. 1 to Registration Statement No. 333-13926 which is incorporated herein by reference.

(a)(3)	Form of Second Amendment to the Deposit Agreement, including the form of Receipt. Filed herewith as Exhibit (a)(3).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)
Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed as an Exhibit to Registration Statement No. 333-174478 which is incorporated herein by reference.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e)

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Credit Suisse Group AG, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 14, 2014 .

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one ordinary share of Credit Suisse Group AG

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko
Title: Director

By:	/s/ James Kelly
Name: James Kelly
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Credit Suisse Group AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Zurich, Switzerland on   March 14, 2014 .

Credit Suisse Group AG

By:	/s/ Brady W. Dougan
Name: Brady W. Dougan
Title: Chief Executive Officer

By:	/s/ David Mathers
Name: David Mathers
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on   March 14, 2014.

Signature	Title

/s/ Brady W. Dougan *	Chief Executive Officer
Brady W. Dougan

/s/ David Mathers *	Chief Financial Officer
David Mathers

/s/ Urs Rohner *	Chairman
Urs Rohner

/s/ Peter Brabeck-Letmathe *	Vice-Chairman
Peter Brabeck-Letmathe

/s/ Jassmin Bin Hamad J.J. Al Thani *	Director
Jassmin Bin Hamad J. J. Al Thani

Director
Iris Bohnet

/s/ Noreen Doyle *	Director
Noreen Doyle

/s/ Walter B. Kielholz *	Director
Walter B. Kielholz

/s/ Andreas N. Koopmann *	Director
Andreas N. Koopmann

/s/ Jean Lanier *	Director
Jean Lanier

Director
Jean-Daniel Gerber

Director
Kai S. Nargolwala

/s/ Richard E. Thornburgh *	Director
Richard E. Thornburgh

/s/ John Tiner *	Director
John Tiner

/s/ Anton van Rossum *	Director
Anton van Rossum

Credit Suisse (USA), Inc.

By:	/s/ Sharon O'Connor *	Authorized Representative in the United States
Name:	Sharon O'Connor
Title:	Assistant Treasurer

*By:	/s/ David Mathers
Name:	David Mathers
Title:	Power of Attorney

INDEX TO EXHIBITS

Exhibit Number

(a)(3)	Form of Second Amendment to Deposit Agreement

(e)	Rule 466 Certification